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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          Sims Communications, Inc.
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                              (Name of Issuer)

                                Common Stock
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                      (Title of Class of Securities)

                                829 158 104
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                               (CUSIP Number)

    Tristan Pivacek, Peabody & Arnold, 50 Rowes Wharf, Boston, MA  02110
                               (617) 951-4719
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               January 29, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 829 158 104                                  Page ___ of ___ Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William Frederick Solfisburg
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) /X/


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

        PF


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                  / /


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America Citizenship

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                     7   SOLE VOTING POWER
  NUMBER OF                  1,739,136
   SHARES            ---------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY                    0
    EACH             ---------------------------------------------------------
 REPORTING           9   SOLE DISPOSITIVE POWER
   PERSON                    1,739,136
    WITH             ---------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,739,136

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.76%

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14   TYPE OF REPORTING PERSON*
        IN

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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7
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Item 1.  Security and Issuer

    This statement relates to the Common Stock, $ .01 par value per share (the "Common Stock"), of Sims Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 17821 Sky Park Circle, Suite G, Irvine, CA 92614.

Item 2.  Identity and Background

    (a-c) This Amendment No. 1 to Schedule 13D is filed on behalf of William Frederick Solfisburg (the "Reporting Person") residing at 224 Hinckley Road, Milton, Massachusetts, 02186. The Reporting Person is the President of Alliance Capital Services Insurance Agency, Inc. (d.b.a. Alliance Resource Group) which is located at 175 Derby Street, Hingham, Massachusetts, 02043.

    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

    (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

    The consideration paid by the Reporting Person to acquire the Common
Stock was: (a) all of the issued and outstanding shares of capital stock of Vector Vision, Inc. ("Vector Vision") owned by the Reporting Person; and (b) $76,000 in cash. Additionally, in connection with the purchase by the Reporting Person on January 29, 1998 of 1,100,000 shares of Common Stock of the Company, and as part of the consideration for such purchase, the Reporting Person delivered a release (the "Release") to the Company, pursuant to which the Reporting Person released Vector Vision and its affiliates from all present and future claims which the Reporting Person might have against Vector Vision. As consideration for delivering the Release, the Reporting Person received a separate indemnity relating to withholding taxes from Mark Bennett, an executive officer of Vector Vision.

    The source of Reporting Person's consideration was the Reporting Person's personal funds and private securities holdings.

Item 4.  Purpose of Transaction

    The Reporting Person acquired the Common Stock of the Company for his own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof.

    Except as described in this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

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    (a) Based in part upon information provided to the Reporting Person by the Company with regard to (i) the total outstanding shares of Common Stock of the Company on January 28, 1998; and (ii) the total number of shares of Common Stock of the Company purchased by the Reporting Person up through January 30, 1998, as of January 29, 1998 the Reporting Person may be deemed to have beneficial ownership of 1,739,136 the shares of Common Stock constituting 13.76% of the outstanding Common Stock of the Company.

    (b) As of January 29, 1998 the Reporting Person has sole power to vote or to direct the vote of 1,739,136 shares of Common Stock. The Reporting Person has sole power to dispose or direct the disposition of 1,739,136 shares of Common Stock.

    (c) Based in part upon information provided to the Reporting Person by the Company, the Reporting Person hereby reports the following transactions. On April 23, 1997, the Reporting Person acquired 80,000 shares of Common Stock of the Company for $56,000 in cash, which equated to a purchase price of $0.70 per share. The Reporting Person effectuated this purchase directly with the Company. On January 28, 1998, the Reporting Person acquired 80,000 shares of Common Stock of the Company for $20,000 in cash, which equated to a purchase price of $0.25 per share. The Reporting Person effectuated this purchase directly with the Company. On January 29, 1998, the Reporting Person acquired 1,100,000 shares of Common Stock of the Company in consideration of all of the issued and outstanding shares of capital stock of Vector Vision owned by the Reporting Person, which equated to a purchase price of $0.50 per share. The Reporting Person effectuated this purchase via a Stock Purchase Agreement (the "Agreement") between the Company and the Reporting Person dated as of January 29, 1998. The Agreement is attached to this filing as Exhibit A and is incorporated by reference herein. On January 29, 1998 the Reporting Person entered into a letter agreement with Mark Bennett pursuant to which the Reporting Person transferred 55,000 shares of Common Stock of the Company to Mr. Bennett as consideration for services rendered by Mr. Bennett to Vector Vision (the "Letter Agreement") which is attached hereto as Exhibit B and incorporated by reference herein.

    (d) To the knowledge of the Reporting Person, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock respectively owned by the Reporting Person, except as otherwise set forth herein.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of Issuer

         The Reporting Person has entered into the Agreement with the Company which is attached hereto as Exhibit A.

         The Reporting Person has entered the Letter Agreement with Mark Bennett which is attached hereto as Exhibit B.

Item 7.  Materials to be Filed as Exhibits

         Exhibit A - Stock Purchase Agreement
         Exhibit B - Letter Agreement

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


___________________                    _________________________________
Date                                   William Frederick Solfisburg